May 9, 2014

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Re:     H&R Block, Inc.
Form 10-K for the fiscal year ended April 30, 2013
Filed June 26, 2013
File No. 1-06089

Dear Mr. Spirgel:

This letter responds to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the letter (the “Staff Comment Letter”) dated April 28, 2014, addressed to me as the Chief Financial Officer of H&R Block, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended April 30, 2013 (the “Filing”).

We acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The comments in the Staff Comment Letter for which you requested specific response are reproduced below, with our response immediately following.

Form 10-K for the Fiscal Year Ended April 30, 2013

Note 16. Variable Interests, page 70

We note that as of April 30, 2013, you had no significant assets or liabilities included in the consolidated balance sheets related to SCC’s variable interests in the Trust. You also state that you have no remaining exposure to economic loss arising from impairment of SCC’s beneficial interest in the Trusts. Please tell us in more detail the facts that support your conclusion that you have no remaining exposure to economic loss.

As of April 30, 2013, Sand Canyon Corporation (SCC), a wholly-owned indirect subsidiary of the Company, held beneficial interests in 56 Real Estate Mortgage Investment Conduit (REMIC) trusts and 14 Net Interest Margin (NIM) trusts (collectively “Trusts”) related to previously originated mortgage loans that were securitized prior to November 2007. SCC initially recorded beneficial interest assets at fair value. These assets were evaluated for impairment quarterly and all assets have been subsequently written-down, primarily in fiscal years 2007 and 2008, and therefore the beneficial interests had zero carrying value at April 30, 2013.

There are no provisions in agreements with the Trusts requiring SCC, as a beneficial interest holder, to absorb future losses of the Trusts, and no contractual or implicit obligations for SCC to provide future financing.

United States Securities and Exchange Commission
Mr. Larry Spirgel
May 9, 2014
- Page 2 -

Therefore, because (i) the carrying value of SCC’s beneficial interests were written-down to zero and (ii) SCC, as a beneficial interest holder, had no future obligation to absorb losses or provide financing, we concluded that there is no remaining exposure to economic loss (i.e. SCC’s maximum exposure to loss as defined under ASC 810-10-50 is zero).

Please contact me or Jeff Brown, our Chief Accounting and Risk Officer, at (816) 854-4260 if additional information is necessary in response to the Staff’s comments.

Sincerely,

/s/ Gregory J. Macfarlane
Chief Financial Officer
H&R Block, Inc.

cc:    Jeffrey T. Brown, Chief Accounting and Risk Officer
Scott W. Andreasen, Vice President and Secretary